Mail Stop 03-05
      April 28, 2005
Mr. G. Marc Baumann
Chief Financial Officer
Standard Parking Corporation
900 N. Michigan Avenue
Chicago, IL 60611

      Re: Standard Parking Corporation
          File No. 000-50796
          Form 10-K for the year ended December 31, 2004

Dear Mr. Baumann:

      We have reviewed your response letter dated April 22, 2005 and have the following additional comment. We ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

Principles of Consolidation, page 46
1. Refer to prior comment 5. Your response is too general to support that the 5 single purpose entities are not variable interest entities subject to consolidation under FIN 46(R). Please provide in more detail your evaluation of the 5 single purpose entities as potential variable interest entities under FIN 46(R). In your response, please address the scope exceptions under paragraph 4(h) of FIN 46(R).

* * * * *

      Please file your response to our comment via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Patrick Kuhn at 202-551-3308 with any questions. You may also contact Joe Foti at 202-551-3816 or the undersigned at 202-551-3812 with any concerns as we supervised the review of your filing.

								Sincerely,


								Michael Fay
								Branch Chief